As filed with the Securities and Exchange Commission on May 13, 2016

Registration No. 333-208177

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mitcham Industries, Inc.

(Exact name of registrant as specified in its charter)

Texas	7359	76-0210849
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

8141 SH 75 South

P.O. Box 1175

Huntsville, Texas 77342-1175

936-291-2277

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert P. Capps

Co-Chief Executive Officer and

Chief Financial Officer

8141 SH 75 South

P.O. Box 1175

Huntsville, Texas 77342-1175

936-291-2277

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin St., Suite 2500 Houston, Texas 77002-6760 (713) 758-2222	Richard H. Kronthal Scott L. Olson Andrews Kurth LLP 450 Lexington Avenue New York, NY 10017 (212) 850-2800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Series A Preferred Stock, par value $1.00 per share	690,000	$25.00	$17,250,000	$1,738

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes Series A Preferred Stock issuable upon exercise of the underwriter’s option to purchase additional shares of Series A Preferred Stock.
(3)	$100.70 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2016

600,000 Shares

Mitcham Industries, Inc.

600,000 Shares of     % Series A Cumulative Preferred Stock

Liquidation Preference Equivalent to $25.00 Per Share

We are offering 600,000 shares of our     % Series A Cumulative Preferred Stock, par value $1.00 per share, which we refer to as the “Series A Preferred Stock.”

Dividends on the Series A Preferred Stock are cumulative from the date of original issue and will be payable quarterly on or about the last day of January, April, July and October of each year, commencing                     , 2016 when, as and if declared by our board of directors. Dividends will be payable out of amounts legally available therefor at a rate equal to     % per annum per $25.00 of stated liquidation preference per share, or $         per share of Series A Preferred Stock per year.

We may not redeem the Series A Preferred Stock before                     , 2021, except as described below. On or after                     , 2021, we may redeem, at our option, the Series A Preferred Stock, in whole or in part, at a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the redemption date. If at any time a “Change of Control,” as defined in this prospectus, occurs, we will have the option to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the date on which the Change of Control occurred by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into our common stock in connection with a Change of Control.

Holders of the Series A Preferred Stock generally will have no voting rights except for limited voting rights if dividends payable on the outstanding Series A Preferred Stock are in arrears for six or more consecutive or non-consecutive quarterly dividend periods, or if we fail to maintain the listing of the Series A Preferred Stock on a national securities exchange for a period continuing for more than 180 days.

There is no established trading market for the Series A Preferred Stock. Subject to issuance of the offered shares, we anticipate that the outstanding shares of Series A Preferred Stock will be listed on the NASDAQ Stock Market, and we anticipate that the trading symbol will be “MINDP.”

Investing in our Series A Preferred Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 13 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Mitcham	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriter, including reimbursable expenses.

The underwriter may also exercise its option to purchase up to an additional 90,000 shares of Series A Preferred Stock from us, at the public offering price, less the underwriting discount, for a period of 30 days after the closing of the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares are being offered and sold on a firm-commitment basis. The underwriter expects to deliver the shares against payment on or about                     , 2016.

Ladenburg Thalmann

The date of this prospectus is                     , 2016.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to the information which we have referred you. Neither we nor the underwriter has authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriter are offering to sell shares of Series A Preferred Stock and seeking offers to buy shares of Series A Preferred Stock only in jurisdictions where offers and sales are permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement About Forward-Looking Statements.”

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents that we incorporate by reference. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus and the documents incorporated by reference and the other documents to which we refer for a more complete understanding of our business and this offering. Please read the section entitled “Risk Factors” commencing on page 13 of this prospectus and additional information contained in our Annual Report on Form 10-K for the year ended January 31, 2016 incorporated by reference in this prospectus for more information about important factors that you should consider before investing in our Series A Preferred Stock in this offering.

References to “we,” “us,” “our,” “Mitcham” or the “Company” refer to Mitcham Industries, Inc., a Texas corporation, and its consolidated subsidiaries. These subsidiaries include: Klein Marine Systems, Inc. (“Klein”), Mitcham Canada ULC (“MCL”), Seismic Asia Pacific Pty Ltd. (“SAP”), Mitcham Seismic Eurasia LLC (“MSE”), Mitcham Europe Ltd. (“MEL”), Mitcham Marine Leasing Pte. Ltd. (“MML”), Seamap (UK) Ltd. (“Seamap UK”) and Seamap Pte. Ltd. (“Seamap Singapore”).

Our Company

Mitcham Industries, Inc., a Texas corporation, was incorporated in 1987. We provide equipment to the geophysical, oceanographic and hydrographic industries. Headquartered in Huntsville, Texas, we have a global presence with operating locations in Salem, New Hampshire; Calgary, Canada; Brisbane, Australia; Singapore; Ufa, Bashkortostan, Russia; Budapest, Hungary; Lima, Peru; Bogota, Colombia and the United Kingdom. Through our Equipment Leasing Segment, we believe we are the largest independent provider of exploration equipment to the seismic industry. Our worldwide Equipment Manufacturing and Sales Segment includes its Seamap business, which designs, manufactures and sells specialized seismic marine equipment and Klein, which designs, manufactures and sells high performance side scan sonar systems. We operate in two business segments, Equipment Leasing and Equipment Manufacturing and Sales.

Equipment Leasing

We own a comprehensive lease pool of seismic equipment for short-term leasing to companies in the oil and gas industry throughout the world. We conduct our leasing business through Mitcham, through our wholly-owned subsidiaries, MCL, SAP, MSE, MEL and MML, and through our branches in Colombia and Peru. SAP also leases and sells oceanographic and hydrographic equipment, primarily in the Pacific Rim. Our customers are primarily seismic data acquisition contractors and oil field service providers (in the case of downhole equipment). We lease this equipment multiple times until the earlier of the end of its useful life or its sale. Our equipment leasing services generally include the lease of the various components of seismic data acquisition systems and related equipment to meet a customer’s job specifications. These specifications frequently vary as to the number of required recording channels, geophones, energy sources (e.g., earth vibrators) and other equipment. Our customers generally lease seismic equipment to supplement their own inventory of recording channels and related equipment.

Our land equipment lease pool includes a total of approximately 290,000 seismic recording land channels (each channel capable of electronically converting seismic data from analog to digital format and transmitting the digital data), including approximately 90,000 channels of wireless recording equipment. Included in this total is approximately 55,000 stations (165,000 channels) of three-component equipment. Other land equipment in our lease pool includes geophones and cables, heli-picker equipment, batteries and other peripheral equipment. Our lease pool of marine seismic equipment includes more than 12 kilometers of streamers (recording channels that are towed behind a vessel), air guns, streamer-positioning equipment, energy source controllers and other equipment. Our lease pool of downhole equipment includes approximately 200 levels of downhole seismic tools.

Our lease pool equipment is manufactured by leading seismic equipment manufacturers and is widely used in the seismic industry. Our marine lease pool also includes energy source controllers and relative global positioning system (“RGPS”) tracking systems that we manufacture. We estimate that as of January 31, 2016, (“fiscal 2016”), 2015 (“fiscal 2015”) and 2014 (“fiscal 2014”) approximately 6.5%, 14.3%, and 28.1%, respectively, of our lease pool equipment was deployed on an active contract.

Lease Pool Equipment Sales. On occasion, we sell used equipment from our lease pool, normally in response to specific customer demand or to declining demand for rental of specific equipment. Used equipment sold from our lease pool can have a wide range of gross margins depending upon the amount of depreciation that has been recorded on the item. When used equipment is sold from our lease pool, the net book value plus any cost associated with the sale is recorded to cost of goods sold. Sales of our lease pool equipment typically occur as opportunities arise and do not have a significant seasonal aspect. Sales of lease pool equipment amounted to approximately $2.2 million, $3.2 million and $6.9 million in each of the three fiscal years ended January 31, 2016, 2015 and 2014, respectively. We typically do not seek to sell our lease pool equipment on a regular basis. However, we will evaluate any opportunities for the sale of equipment from our lease pool and, based upon our evaluation, may sell additional equipment. Such sales of lease pool equipment could be material. Under the terms of our lease agreements, customers are responsible for lost or destroyed equipment.

Other Equipment Sales. We also sell the following categories of equipment:

•	Sales of “heli-pickers” and related equipment. We sell a variety of equipment and supplies utilized in the deployment and retrieval of seismic equipment by helicopter, some of which we produce.

•	Sales of new seismic equipment. On occasion, we will sell new seismic equipment that we acquire from manufacturers in response to a specific demand from a customer. We may provide installation services with some of this equipment.

Equipment Manufacturing and Sales

Through our Equipment Manufacturing and Sales Segment, which is conducted by Seamap, SAP and Klein, we develop, manufacture and sell a range of proprietary products for the marine seismic industry. Our primary products include (1) the GunLink seismic source acquisition and control systems, which are designed to provide operators of marine seismic surveys more precise monitoring and control of energy sources; (2) the BuoyLink RGPS tracking system, which is used to provide precise positioning of marine seismic energy sources and streamers; (3) Digishot energy source controller; and (4) Sleeve Gun energy sources. The Digishot® and Sleeve Gun product lines were acquired from ION Geophysical Corporation (“ION”) in May 2014. Our other products include streamer weight collars, depth transducers, air control values, pressure transducers and source array systems. In addition to selling complete products, we provide spare and replacement parts related to the products that we sell. We also provide certain services related to our products, including repair services, engineering services, training, field service operations and umbilical terminations.

Marine seismic contractors, geotechnical and hydrographic survey companies are generally the customers for our equipment manufacturing operations. These contractors operate vessels used to conduct seismic surveys in deep water marine environments. These customers are generally the same as those for the marine portion of our Equipment Leasing Segment. These customers operate in all areas of the world.

We maintain a Seamap facility in the United Kingdom which includes engineering, training, sales and field service operations. Our Seamap facility in Singapore includes engineering, assembly, sales, repair and field service operations. Components for our products are sourced from a variety of suppliers located in Asia, Europe and the United States. Products are generally assembled, tested and shipped from our facility in Singapore; however, inventory and order fulfillment operations related to the Sleeve Gun product are conducted from our headquarters in Huntsville, Texas.

SAP sells equipment, consumables, systems integration, engineering hardware and software maintenance support services to the seismic, hydrographic, oceanographic, environmental and defense industries throughout Southeast Asia and Australia. SAP is a manufacturer’s representative for an array of equipment lines.

Klein is a supplier of side scan sonar equipment and waterside security and surveillance systems. Products are marketed to governmental and commercial customers through an internal sales organization and a network of distributors and representatives around the world. Sales, engineering, production and administrative operations are performed from Klein’s facility in Salem, New Hampshire.

Klein offers an extensive product line of side scan sonar systems and related products. These products are utilized in a number of applications including portable search and recovery, shallow and deep water surveys, naval mine warfare, underwater object detection and bathymetry. These products can be deployed from vessels of varying size, including autonomous underwater vehicles and autonomous service vehicles.

Klein’s HarborGuard® Integrated Waterside Surveillance and Security System (the “HarborGuard system”) combines radar, video and other surveillance technology to provide security for a variety of waterside installations. The HarborGuard system is currently in use by the U.S. Navy for protection of bases and facilities worldwide. In addition, other commercial and local government agencies are using the system for offshore platform, port, harbor and bridge security and surveillance applications.

Our Strategy

Our business strategy is to supply technologically advanced equipment solutions to our customers in the seismic, hydrographic, oceanographic and defense industries. To accomplish this, we have identified the following major objectives:

•	Provide short-term rental services for technologically advanced equipment in response to customer demand. We determine the type of equipment to add to our lease pool based on the requirements of our customers. We intend to maintain the size and diversity of our equipment lease pool. We believe that the availability of a large and diverse equipment lease pool encourages seismic data acquisition contractors, oil field service providers and other marine operators to lease, rather than purchase, such equipment, due to the capital and operating efficiencies provided by short-term leases.

•	Develop and produce specialized equipment for the marine industry. We seek to identify opportunities to develop new product offerings in response to demand from the marine seismic hydrographic, oceanographic and defense industries. We believe this will allow us to leverage our geographic footprint, engineering and manufacturing operations and customer relationships.

•	Maintain diverse international operations. We believe our broad geographic footprint is an important asset. We believe that we can conduct business in wide-ranging geographic areas from our existing facilities. However, for legal, tax or operational reasons, we may decide in the future to establish facilities in additional locations. We generally expect to establish any such facilities through a “green field” approach, but we may consider making selective acquisitions from time to time.

•	Maintain relationships with major seismic equipment manufacturers. Our relationships with leading seismic equipment manufacturers provide us with access to technologically advanced equipment and allow us to expand our equipment lease pool through favorable pricing and delivery terms. We believe these relationships provide a competitive advantage.

•	Pursue additional business development opportunities. We regularly evaluate opportunities to expand our business activities within the oil service, hydrographic and oceanographic industries. These opportunities could include the introduction of new products or services or the acquisition of existing businesses.

THE OFFERING

Issuer	Mitcham Industries, Inc.

Securities Offered	600,000 shares of % Series A Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $25.00 per share, plus up to an additional 90,000 shares if the underwriter exercises its option to purchase additional shares in full.

Offering Price	$25.00 per share of Series A Preferred Stock.

Dividends	Holders of the Series A Preferred Stock will be entitled to receive cumulative cash dividends at a rate of % per annum of the $25.00 per share liquidation preference (equivalent to $ per annum per share).

Dividends will be payable quarterly on or about the last day of January, April, July and October of each year (each, a “dividend payment date”), provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the corresponding record date, which shall be the 15th day of January, April, July and October of each year, whether or not a business day, in which the applicable dividend payment date falls (each, a “dividend record date”). As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date. Please see the section entitled “Description of the Series A Preferred Stock—Dividends.”

No Maturity, Sinking Fund or Mandatory Redemption
The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they are converted into our common stock in connection with a Change of Control as described below. We are not required to set aside funds to redeem the Series A Preferred Stock.

Optional Redemption	The Series A Preferred Stock is not redeemable by us prior to , 2021 except upon the occurrence of a Change of Control pursuant to the special optional redemption described below. On and after , 2021, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date. Please see the section entitled “Description of the Series A Preferred Stock—Redemption—Optional Redemption.”

Special Optional Redemption	Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT LLC (“NYSE MKT”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined below), we have provided notice of our election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•	shares of common stock per preferred share (i.e., the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described herein.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations with respect to our common stock.

Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $ (which is approximately 50% of the per-share closing sale price of our common stock reported on the NASDAQ on , 2016), subject to adjustment, the holders will receive a maximum of shares of our common stock per share of Series A Preferred Stock, which may result in the holders receiving a value that is less than the liquidation preference of the Series A Preferred Stock.

If, prior to the Change of Control Conversion Date, we have provided a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series A Preferred Stock will not have any right to convert the Series A Preferred Stock in connection with the Change of Control Conversion Right, and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices)

for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by Pink Sheets LLC or a similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our common stock is not then listed for trading on a U.S. securities exchange.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our common stock. Please see the section titled “Description of the Series A Preferred Stock—Liquidation Preference.”

Ranking	The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (1) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3); (2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries. Please see the section titled “Description of the Series A Preferred Stock—Ranking.”

Limited Voting Rights

Holders of Series A Preferred Stock will generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for six or more quarterly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with the holders of all other classes or series of our preferred stock that we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all dividends that we owe on the Series A Preferred Stock, subject to certain limitations described in the section entitled “Description of the Series A Preferred Stock—Voting Rights.” In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required at any time for us to authorize or issue any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up, to amend any provision of our articles of incorporation so as to materially and adversely affect any rights of the Series A Preferred Stock or to take certain other actions. If any such amendments to our articles of incorporation would be material and adverse to holders of the Series A Preferred Stock and any other series of parity preferred stock upon which similar voting rights have been conferred and are exercisable, a vote of at least two-thirds of the outstanding shares of Series A Preferred Stock and the shares of the other applicable series materially and adversely affected, voting together as a class, would be required. Please see the section titled “Description of the Series A Preferred Stock—Voting Rights.”

Use of Proceeds	We plan to use approximately $ million of the net proceeds from this offering to repay indebtedness under our $30.0 million revolving credit facility (the “Credit Facility”) and the term loan under the $15.0 million credit facility entered into by Seamap Singapore (the “Seamap Credit Facility”). We intend to use the remaining net proceeds from this offering for general corporate purposes, including, without limitation, for capital expenditures, acquisitions and working capital. Please see the section titled “Use of Proceeds.”

Risk Factors	Please read the section titled “Risk Factors” beginning on page 13 for a discussion of some of the factors that you should carefully consider before deciding to invest in our Series A Preferred Stock.

Exchange listing	Our common stock is listed on the NASDAQ Stock Market under the symbol “MIND.” We plan to file an application to list the Series A Preferred Stock on the NASDAQ under the symbol “MINDP.” If the application is approved, trading of the Series A Preferred Stock on the NASDAQ is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock.

Transfer Agent	The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock will be American Stock Transfer & Trust Company, LLC.

Material U.S. Federal Income Tax Considerations
For a discussion of the U.S. federal income tax consequences of purchasing, owning and disposing of the Series A Preferred Stock, please see the section titled “Material U.S. Federal Income Tax Considerations.” You are urged to consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Series A Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Book Entry and Form	The Series A Preferred Stock will be represented by one or more global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company.

SUMMARY HISTORICAL FINANCIAL DATA

The historical consolidated statements of operations and cash flow data presented below for the years ended January 31, 2016, 2015 and 2014 as well as the consolidated balance sheet data as of January 31, 2016 and 2015, are derived from our audited consolidated financial statements incorporated by reference into this prospectus. The historical consolidated statements of operations and cash flow data presented below for the years ended January 31, 2013 and 2012 as well as the consolidated balance sheet data as of January 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements not incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period.

The financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended January 31, 2016 incorporated by reference herein, and the audited consolidated historical financial statements and the notes thereto.

	Year Ended January 31,
	2016	2015	2014	2013	2012
	(in thousands)
Statement of Operations Data:
Revenues:
Equipment Leasing	$23,710	$48,298	$46,756	$54,572	$70,130
Lease pool and other equipment sales	2,946	4,538	8,793	13,141	9,637
Equipment manufacturing and sales	25,163	30,310	36,559	36,972	33,067

Total revenues	51,819	83,146	92,108	104,685	112,834

Cost of Sales:
Direct costs—equipment leasing	4,658	6,689	5,517	7,855	8,041
Direct costs—lease pool depreciation	29,462	34,399	29,412	33,405	27,400
Cost of lease pool and other equipment sales	1,654	1,891	3,591	7,058	3,245
Cost of equipment manufacturing and sales	13,376	16,913	21,573	18,954	16,396

Total cost of sales	49,150	59,892	60,093	67,272	55,082

Gross profit	2,669	23,254	32,015	37,413	57,752

Operating expenses:
General and administrative	18,966	24,958	23,669	22,539	21,354
Contract settlement	2,142	—	—	—	—
Impairment of intangible assets	3,609	—	—	—	—
Provision for (recovery of) doubtful accounts	2,201	2,850	1,048	(428)	615
Depreciation and amortization	2,511	2,191	1,493	1,400	1,239

Total operating expenses	29,429	29,999	26,210	23,511	23,208

Operating (loss) income	(26,760)	(6,745)	5,805	13,902	34,544
Other income (expense):
Interest income	14	229	304	544	344
Interest expense	(739)	(902)	(314)	(533)	(740)
Other, net	(274)	(2,768)	231	(389)	182

Total other income (expense)	(999)	(3,441)	221	(378)	(214)

(Loss) income before income taxes	(27,759)	(10,186)	6,026	13,524	34,330
(Provision for) benefit from income taxes	(10,977)	994	(1,258)	3,527	(10,009)

Net (loss) income	$(38,736)	$(9,192)	$4,768	$17,051	$24,321

	Year Ended January 31,
	2016	2015	2014	2013	2012
	(in thousands)
Balance Sheet Data (at period end):
Cash and short-term investments (including restricted cash)	$3,769	$5,359	$15,243	$15,951	$15,385
Seismic equipment lease pool and property and equipment, net	73,516	100,087	129,573	119,608	120,377
Total assets	134,759	179,611	205,419	190,407	198,229
Long-term debt, net of current maturities	17,266	23,137	22,125	4,238	12,784
Total liabilities	29,722	33,137	34,971	14,094	42,795
Total shareholders’ equity	105,037	146,474	170,448	176,313	155,434

Cash Flow Data:
Net cash provided by operating activities	15,047	25,205	21,215	44,257	35,958
Net cash used in investing activities	(10,269)	(31,242)	(37,207)	(34,697)	(57,312)
Net cash (used in) provided by financing activities	(5,638)	(5,434)	16,809	(9,875)	22,143

Other Financial Data:
EBITDA(1)	5,077	27,473	37,053	48,452	63,500
Adjusted EBITDA(1)	13,673	31,680	40,491	56,081	66,411

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

EBITDA is defined as net income before (a) interest income and interest expense, (b) provision for (or benefit from) income taxes and (c) depreciation and amortization. Adjusted EBITDA excludes non-cash foreign exchange gains and losses, non-cash costs of lease pool equipment sales, certain non-recurring contract settlement costs, impairment of intangible assets and stock-based compensation. This definition of Adjusted EBITDA is consistent with the definition in the Credit Facility. We consider EBITDA and Adjusted EBITDA to be important indicators for the performance of our business, but not measures of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We have included these non-GAAP financial measures because management utilizes this information for assessing our performance and liquidity, and as indicators of our ability to make capital expenditures, service debt and finance working capital requirements. The Credit Facility contains financial covenants based on EBITDA or Adjusted EBITDA. Management believes that EBITDA and Adjusted EBITDA are measurements that are commonly used by analysts and some investors in evaluating the performance and liquidity of companies such as us. In particular, we believe that it is useful to our analysts and investors to understand this relationship because it excludes transactions not related to our core cash operating activities. We believe that excluding these transactions allows investors to meaningfully trend and analyze the performance of our core cash operations. EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to cash flow from operating activities or as alternatives to net income or as indicators of operating performance or any other measures of performance derived in accordance with GAAP. In evaluating our performance as measured by EBITDA, management recognizes and considers the limitations of this measurement. EBITDA and Adjusted EBITDA do not reflect our obligations for the payment of income taxes, interest expense or other obligations such as capital expenditures. Accordingly, EBITDA and Adjusted EBITDA are only two of the measurements that management utilizes. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, and EBITDA and Adjusted EBITDA may not be comparable with similarly titled measures reported by other companies.

	Year Ended January 31,
	2016	2015	2014	2013	2012
Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA:
Net (loss) income	$(38,736)	$(9,192)	$4,768	$17,051	$24,321
Interest expense (income), net	725	673	(10)	(11)	396
Depreciation and amortization	32,111	36,986	31,037	34,939	28,774
Provision (benefit) for income taxes	10,977	(994)	1,258	(3,527)	10,009

EBITDA	5,077	27,473	37,053	48,452	63,500
Impairment of intangible assets	3,609	—	—	—	—
Non-cash foreign exchange losses	1,057	1,812	—	—	—
Stock-based compensation	1,293	1,298	1,143	1,586	1,331
Contract Settlement	1,781	—	—	—	—
Cost of lease pool sales	856	1,097	2,295	6,043	1,580

Adjusted EBITDA	$13,673	$31,680	$40,491	$56,081	$66,411

Reconciliation of Net Cash Provided by Operating Activities to EBITDA:
Net cash provided by operating activities	$15,047	$25,205	$21,215	$44,257	$35,958
Impairment of intangible assets	(3,609)	—	—	—	—
Stock-based compensation	(1,293)	(1,298)	(1,143)	(1,586)	(1,331)
Provision for doubtful accounts	(2,201)	(2,835)	(1,048)	636	(1,709)
Provision for inventory allowance	(407)	(8)	60	—	—
Changes in trade accounts and contracts receivable	(238)	(605)	9,142	(13,331)	16,687
Interest paid	694	860	342	533	704
Taxes paid, net of refunds	1,520	268	215	9,177	7,536
Gross profit from sale of lease pool equipment	1,384	2,061	4,556	5,369	4,923
Changes in inventory	279	279	2,836	718	2,614
Changes in accounts payable, accrued expenses and other current liabilities	(1,241)	2,303	(100)	4,091	(2,683)
Changes in prepaid expenses and other current assets	(4,807)	4,414	1,335	(307)	435
Foreign currency losses, net of gains	(466)	(3,258)	—	—	—
Other	895	87	(297)	331	366

EBITDA	$5,077	$27,473	$37,053	$48,452	$63,500

RISK FACTORS

Investing in our Series A Preferred Stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement About Forward-Looking Statements,” the following risks and the risks in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016 incorporated by reference herein before making an investment decision. The trading price of our Series A Preferred Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to this Offering and Ownership of Shares of Our Series A Preferred Stock

The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series A Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series A Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series A Preferred Stock. Also, the Series A Preferred Stock effectively ranks junior to all existing and future indebtedness and to the indebtedness and other liabilities of our existing subsidiaries and any future subsidiaries. Our existing subsidiaries are, and future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series A Preferred Stock. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding. We have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series A Preferred Stock. At January 31, 2016, our total liabilities equaled approximately $29.7 million.

Certain of our existing or future debt instruments may restrict the authorization, payment or setting apart of dividends on the Series A Preferred Stock. Also, future offerings of debt or senior equity securities may adversely affect the market price of the Series A Preferred Stock. If we decide to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instruments containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series A Preferred Stock and may result in dilution to owners of the Series A Preferred Stock. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. The holders of the Series A Preferred Stock will bear the risk of our future offerings, which may reduce the market price of the Series A Preferred Stock and will dilute the value of their holdings in us.

There is no existing market for our Series A Preferred Stock and a trading market that will provide you with adequate liquidity may not develop for our Series A Preferred Stock. In addition, the Series A Preferred Stock has no stated maturity date.

The Series A Preferred Stock is a new issue of securities and currently no market exists for the Series A Preferred Stock. Since the securities have no established maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We plan to file an application to list the Series A Preferred Stock on the NASDAQ. However, we cannot assure you that the Series A Preferred Stock will be approved for listing on the NASDAQ. Even if so approved, a trading market for the Series A Preferred Stock may never develop or, even if one develops, may not be maintained and may not provide you with adequate liquidity. The liquidity of any market for the Series A Preferred Stock that may develop will depend on a number of factors, including prevailing interest rates, our financial condition and operating results, the number of holders of the Series A Preferred Stock, the market for similar securities and the interest of securities dealers in making a market in the Series A Preferred Stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our Series A Preferred Stock, or how liquid that market might be. If an active market does not develop, you may have difficulty selling your shares of our Series A Preferred Stock. The price of our Series A Preferred Stock was determined by the negotiations between us and the underwriter and may not be indicative of prices that will prevail in the open market following the completion of this offering.

We may issue additional shares of Series A Preferred Stock and additional series of preferred stock that rank on parity with the Series A Preferred Stock as to dividend rights, rights upon liquidation or voting rights.

We are allowed to issue additional shares of Series A Preferred Stock and additional series of preferred stock that would rank equally to or above the Series A Preferred Stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs pursuant to our articles of incorporation and the certificate of designations relating to the Series A Preferred Stock without any vote of the holders of the Series A Preferred Stock. The issuance of additional shares of Series A Preferred Stock and additional series of preferred stock could have the effect of reducing the amounts available to the Series A Preferred Stock issued in this offering upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series A Preferred Stock issued in this offering if we do not have sufficient funds to pay dividends on all Series A Preferred Stock outstanding and other classes or series of stock with equal priority with respect to dividends.

Also, although holders of Series A Preferred Stock are entitled to limited voting rights, as described in “Description of the Series A Preferred Stock—Voting Rights,” with respect to the circumstances under which the holders of Series A Preferred Stock are entitled to vote, the Series A Preferred Stock will vote separately as a class along with all other series of our preferred stock that we may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of Series A Preferred Stock may be significantly diluted, and the holders of such other series of preferred stock that we may issue may be able to control or significantly influence the outcome of any vote.

Future issuances and sales of senior or pari passu preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series A Preferred Stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

We may not be able to pay dividends on the Series A Preferred Stock.

Our ability to pay cash dividends on the Series A Preferred Stock following issuance will depend on the amount of funds legally available therefor. Further, even if funds are legally available for the payment of dividends, we may not have sufficient cash to pay dividends on the Series A Preferred Stock. Our ability to pay dividends may be impaired if any of the risks described in this prospectus or documents incorporated by reference in this prospectus were to occur. Also, payment of our dividends depends upon our financial condition and other factors as our board of directors may deem relevant from time to time. We cannot assure you that our businesses will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock, if any, and preferred stock, including the Series A Preferred Stock, to pay our indebtedness or to fund our other liquidity needs.

Our Credit Facility contains covenants that prohibit us from paying cash dividends if an event of default exists at the time of, or would be caused by, such payment or if such payment would cause us not to be in pro forma compliance with our financial covenants in the Credit Facility. As such, we could become unable, on a temporary or permanent basis, to pay dividends on the shares of Series A Preferred Stock. Future debt, contractual covenants or arrangements that we or our subsidiaries may enter into may also restrict or prevent future dividend payments.

The payment of any future dividends will be determined by our board of directors in light of conditions then existing, including earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors affecting us as a whole. Accordingly, there is no guarantee that we will be able to pay any dividends on the Series A Preferred Stock.

Holders of the Series A Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Distributions paid to corporate U.S. holders of the Series A Preferred Stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the Series A Preferred Stock may be subject to tax at the preferential tax rates applicable to “qualified dividend income,” if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not believe we have accumulated earnings and profits. Additionally, we do not expect to have any current earnings and profits in 2016 and we may not have sufficient current earnings and profits during future tax years for distributions on our Series A Preferred Stock or common stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Our Series A Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series A Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Preferred Stock. Also, we may elect in the future to obtain a rating for the Series A Preferred Stock, which could adversely affect the market price of the Series A Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on a watch list or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision, placing on a watch list or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Stock.

We may redeem the Series A Preferred Stock.

On or after                 , 2021, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time. Also, upon the occurrence of a Change of Control, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred. We may have an incentive to redeem the Series A Preferred Stock voluntarily if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend on the Series A Preferred Stock. If we redeem the Series A Preferred Stock, then from and after the redemption date, your dividends will cease to accrue on your shares of Series A Preferred Stock, your shares of Series A Preferred Stock will no longer be deemed outstanding and all your rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

The market price of the Series A Preferred Stock could be substantially affected by various factors.

The market price of the Series A Preferred Stock depends on many factors, which may change from time to time, including:

•	prevailing interest rates, increases in which may have an adverse effect on the market price of the Series A Preferred Stock;

•	trading prices of similar securities;

•	our history of timely dividend payments;

•	the annual yield from dividends on the Series A Preferred Stock compared to yields on other financial instruments;

•	general economic and financial market conditions;

•	government action or regulation;

•	the financial condition, performance and prospects of us and our competitors;

•	changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;

•	our issuance of additional preferred equity or debt securities; and

•	actual or anticipated variations in quarterly operating results of us and our competitors.

As a result of these and other factors, investors who purchase the Series A Preferred Stock in this offering may experience a decrease, which could be substantial and rapid, in the market price of the Series A Preferred Stock, including decreases unrelated to our operating performance or prospects.

As a holder of Series A Preferred Stock, you will have extremely limited voting rights.

Other than the limited circumstances described in this prospectus and except to the extent required by law, holders of Series A Preferred Stock do not have any voting rights. Our shares of common stock are the only class of our securities that carry full voting rights. Voting rights for holders of Series A Preferred Stock exist primarily with respect to the ability to elect, voting together with the holders of any other series of our preferred stock having similar voting rights, two additional directors to our board of directors, subject to limitations described in the section entitled “Description of the Series A Preferred Stock—Voting Rights,” in the event that six or more quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock are in arrears, and with respect to voting on amendments to our articles of incorporation or certificate of designations relating to the Series A Preferred Stock that materially and adversely affect the rights of the holders of Series A Preferred Stock or authorize, increase or create additional classes or series of our capital stock that are senior to the Series A Preferred Stock. Please see the section entitled “Description of the Series A Preferred Stock—Voting Rights.”

If our common stock is delisted, your ability to transfer or sell your shares of the Series A Preferred Stock may be limited and the market value of the Series A Preferred Stock will likely be materially adversely affected.

The Series A Preferred Stock does not contain provisions that are intended to protect you if our common stock is delisted from the NASDAQ. Because the Series A Preferred Stock has no stated maturity date, you may be forced to hold your shares of the Series A Preferred Stock and receive stated dividends on the Series A Preferred Stock when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation value thereof. Also, if our common stock is delisted from the NASDAQ, it is likely that the Series A Preferred Stock will be delisted from the NASDAQ as well. Accordingly, if our common stock is delisted from the NASDAQ, your ability to transfer or sell your shares of the Series A Preferred Stock may be limited and the market value of the Series A Preferred Stock will likely be materially and adversely affected.

We will have broad discretion in using the proceeds of this offering, and we may not effectively spend the proceeds.

We plan to use approximately $             million of the net proceeds from this offering to repay indebtedness under our Credit Facility and the term loan under our Seamap Credit Facility. We intend to use the remaining net proceeds from this offering for general corporate purposes including, without limitation, for capital expenditures, acquisitions and working capital. We will have significant flexibility and broad discretion in applying the net proceeds of this offering, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

You may not be able to exercise conversion rights upon a Change of Control. If exercisable, the change of control conversion rights described in this prospectus supplement may not adequately compensate you. These change of control conversion rights may also make it more difficult for a party to acquire us or discourage a party from acquiring us.

Upon the occurrence of a Change of Control, each holder of the Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock held by such holder as described under “Description of the Series A Preferred Stock—Redemption—Optional Redemption” or “—Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Series A Preferred Stock that are not called for redemption) to convert some or all of such holder’s Series A Preferred Stock into our shares of common stock (or under specified circumstances, certain alternative consideration).

Notwithstanding that we generally may not redeem the Series A Preferred Stock prior to                     , 2021, we have a special optional redemption right to redeem the Series A Preferred Stock in the event of a Change of Control, and holders of the Series A Preferred Stock will not have the right to convert any shares that we have elected to redeem prior to the Change of Control Conversion Date. Please see the sections entitled “Description of the Series A Preferred Stock—Redemption—Special Optional Redemption” and “Description of the Series A Preferred Stock—Conversion Rights.”

If we do not elect to redeem the Series A Preferred Stock prior to the Change of Control Conversion Date, then upon an exercise of the conversion rights provided for in this prospectus supplement, the maximum number of shares of our common stock (or, if applicable, the Alternative Conversion Consideration (as defined herein)) the holders of Series A Preferred Stock can receive will be limited to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $             (which is approximately 50% of the per share closing sale price of our common stock reported on the NASDAQ on                     , 2016), subject to adjustment in certain circumstances, the holders of the Series A Preferred Stock will receive a maximum of              shares of our common stock per share of Series A Preferred Stock, which may result in a holder receiving shares of common stock (or Alternative Conversion Consideration, as applicable) with a value that is less than the liquidation preference of the Series A Preferred Stock plus any accrued and unpaid dividends.

The Change of Control conversion feature of the Series A Preferred Stock may also have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common stock and Series A Preferred Stock with the opportunity to realize a premium over the then-current market price of such stock or that shareholders may otherwise believe is in their best interests.

Investors should not expect us to redeem the Series A Preferred Stock on the date the Series A Preferred Stock becomes redeemable by the Company or on any particular date afterwards.

The Series A Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors under any circumstances. By its terms, the Series A Preferred Stock may be redeemed by us at our option either in whole or in part at any time on or after                     , 2021 or, under certain circumstances, may be redeemed by us at our option, in whole, sooner than that date. Any decision we may make at any time regarding whether to redeem the Series A Preferred Stock will depend upon a wide variety of factors, including our evaluation of our capital position, our capital requirements and general market conditions at that time. You should not assume that we will redeem the Series A Preferred Stock at any particular time, or at all.

Provisions in our articles of incorporation and Texas law could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our shareholders to sell their shares for a premium.

Provisions of our articles of incorporation and the Texas Business Organizations Code may tend to delay, defer or prevent a potential unsolicited offer or takeover attempt that is not approved by our board of directors but that our shareholders might consider to be in their best interest, including an attempt that might result in shareholders receiving a premium over the market price for their shares. Because our board of directors is authorized to issue preferred stock with preferences and rights as it determines, it may afford the holders of any series of preferred stock preferences, rights or voting powers superior to those of the holders of common stock.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

The information included in this prospectus may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “expect,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” or other similar expressions are intended to identify forward-looking statements, which generally are not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	decline in the demand for seismic data and our services;

•	the effect of changing economic conditions and fluctuations in oil and natural gas prices on exploration activities;

•	the effect of uncertainty in financial markets on our customers’ and our ability to obtain financing;

•	loss of significant customers;

•	increased competition;

•	loss of key suppliers;

•	seasonal fluctuations that can adversely affect our business;

•	fluctuations due to circumstances beyond our control or that of our customers;

•	defaults by customers on amounts due us;

•	possible impairment of our long-lived assets due to technological obsolescence or changes in anticipated cash flow generated from those assets;

•	inability to obtain funding or to obtain funding under acceptable terms;

•	intellectual property claims by third parties;

•	risks associated with our manufacturing operations;

•	the impact of economic and trade sanctions imposed on Russia by the United States and the European Union in response to the political unrest in Ukraine; and

•	other risks associated with our foreign operations, including foreign currency exchange risk.

For additional information regarding known material factors that could cause our actual results to differ materially from our projected results, please see “Risk Factors.”

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publically update or revise any forward-looking statement after the date that it is made, whether as the result of new information, future events or otherwise.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

Our ratio of earnings to combined fixed charges and preference dividends for each of the five years in the period ended January 31, 2016 is set forth below.

We did not have any shares of preferred stock outstanding as of January 31, 2016, and did not declare and were not otherwise required to pay any dividends on preferred stock during the periods noted in the table below. Accordingly, our ratio of earnings to combined fixed charges and preference dividends for any given period is equivalent to our ratio of earnings to fixed charges.

	Year Ended January 31,
	2016	2015	2014	2013	2012
Ratio of earnings to combined fixed charges and preference dividends	*	*	12.08	18.27	36.76

*	Earnings for the years ended January 31, 2016 and 2015 were insufficient to cover fixed charges by $27,759,000 and $10,186,000, respectively.

For purposes of calculating the ratio of earnings to combined fixed charges and preference dividends:

•	“earnings” is the aggregate of the following items: pre-tax income from continuing operations; and

•	“fixed charges” means the sum of the following: (1) interest expensed and capitalized, (2) amortized premiums, discounts and capitalized expenses related to indebtedness and (3) an estimate of the interest within rental expense.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Series A Preferred Stock in this offering will be approximately $         million, based on the public offering price of $25.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $         million if the underwriter’s option to purchase additional shares is exercised in full.

We intend to use approximately $         million of the net proceeds from this offering to repay indebtedness under our Credit Facility and the term loan under our Seamap Credit Facility. We intend to use the remaining net proceeds from this offering for general corporate purposes including, without limitation, for capital expenditures, acquisitions and working capital.

As of May 12, 2016, we had approximately $13.1 million drawn under our Credit Facility and letters of credit outstanding totaling approximately $844,000. Our Credit Facility has a termination date of August 31, 2017 and provides interest at a base rate, or LIBOR for Eurodollar borrowings, in both cases plus an applicable margin. As of January 31, 2016, the base rate margin was 175 basis points and the Eurodollar margin was 275 basis points. We have agreed to pay a commitment fee on the unused portion of the Credit Facility of 0.375% to 0.5%. Up to $10.0 million of available borrowings under the Credit Facility may be utilized to secure letters of credit. The amounts drawn under our Credit Facility within the last fiscal year were incurred for working capital purposes and to fund the acquisition of Klein. The interest rate on borrowings outstanding under our Credit Facility as of May 12, 2016 was approximately 3.93%.

As of May 12, 2016, the balance of the term loan under our Seamap Credit Facility was approximately $5.2 million and banker’s guarantees totaling approximately $71,000 were outstanding. No amounts were outstanding under the revolving credit facility. The term loan under our Seamap Credit Facility has a termination date of August 22, 2017 and provides for eleven quarterly principal payments of $800,000 and a final payment of $1,200,000 on or before August 22, 2017. Interest on the term loan under our Seamap Credit Facility is payable quarterly at LIBOR plus 2.75%. There were no amounts drawn under the term loan of the Seamap Credit Facility within the last fiscal year. The interest rate on borrowings outstanding under the term loan as of May 12, 2016 was approximately 3.43%.

DIVIDEND POLICY

Holders of our Series A Preferred Stock will be entitled to             per annum of the $25.00 per share liquidation preference (equivalent to $         per annum per share), accruing from                     , 2016. Dividends will be payable to holders of our Series A Preferred Stock quarterly on or about the last day of January, April, July and October of each year, beginning                     , 2016. The record date for dividend payment will be the 15th day of January, April, July and October of each year; the first dividend record date will be                     , 2016.

We have not paid any cash dividends on our common stock since our inception, and our board of directors does not contemplate the payment of cash dividends on our common stock in the foreseeable future. It is the present policy of our board of directors to retain earnings, if any, for use in developing and expanding our business. In the future, our payment of dividends on our common stock will also depend on the amount of funds available, our financial condition, capital requirements and such other factors as our board of directors may consider.

CAPITALIZATION

Set forth below is our cash and cash equivalents and our capitalization as of January 31, 2016:

•	on an actual basis; and

•	as adjusted to reflect this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and other offering expenses payable by us, and assuming no exercise of the underwriter’s option to purchase additional shares from us.

The information below should be read in conjunction with our audited consolidated financial statements for the year ended January 31, 2016, which are incorporated by reference in this prospectus. These financial statements should also be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, which is incorporated by reference into this prospectus.

	As of January 31, 2016
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$3,769	$

Long-term debt (including current portion):
Credit Facility(1)	14,400
Seamap Credit Facility(2)	6,000
Other equipment notes	84

Total debt	20,484

Shareholders’ equity:
Preferred stock, $1.00 par value; 1,000 shares authorized	—
Series A preferred stock: no shares issued and outstanding on an actual basis; shares issued and outstanding on an as adjusted basis	—
Common stock, $0.01 par value; 20,000 shares authorized; 14,019 shares issued	140
Additional paid-in capital	120,664
Treasury stock, at cost (1,928 shares)	(16,854)
Retained earnings	13,188
Accumulated other comprehensive loss	(12,101)

Total shareholders’ equity	105,037

Total capitalization	$125,521	$

(1)	As of May 12, 2016, borrowings of approximately $13.1 million and letters of credit totaling approximately $844,000 were outstanding.
(2)	The Seamap Credit Facility consists of a $10.0 million term loan, a $3.0 million revolving credit facility and a $2.0 million banker’s guarantee facility. As of May 12, 2016, the balance of the term loan was $5.2 million and banker’s guarantees totaling approximately $71,000 were outstanding. No amounts were outstanding under the revolving credit facility.

SELECTED HISTORICAL FINANCIAL DATA

The historical consolidated statements of operations and cash flow data presented below for the years ended January 31, 2016, 2015 and 2014 as well as the consolidated balance sheet data as of January 31, 2016 and 2015, are derived from our audited consolidated financial statements incorporated by reference into this prospectus. The historical consolidated statements of operations and cash flow data presented below for the years ended January 31, 2013 and 2012 as well as the consolidated balance sheet data as of January 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements not incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period.

The financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended January 31, 2016 incorporated by reference herein, and the audited consolidated historical financial statements and the notes thereto.

	Year Ended January 31,
	2016	2015	2014	2013	2012
	(in thousands)
Statement of Operations Data:
Revenues:
Equipment Leasing	$23,710	$48,298	$46,756	$54,572	$70,130
Lease pool and other equipment sales	2,946	4,538	8,793	13,141	9,637
Equipment manufacturing and sales	25,163	30,310	36,559	36,972	33,067

Total revenues	51,819	83,146	92,108	104,685	112,834

Cost of Sales:
Direct costs—equipment leasing	4,658	6,689	5,517	7,855	8,041
Direct costs—lease pool depreciation	29,462	34,399	29,412	33,405	27,400
Cost of lease pool and other equipment sales	1,654	1,891	3,591	7,058	3,245
Cost of equipment manufacturing and sales	13,376	16,913	21,573	18,954	16,396

Total cost of sales	49,150	59,892	60,093	67,272	55,082

Gross profit	2,669	23,254	32,015	37,413	57,752

Operating expenses:
General and administrative	18,966	24,958	23,669	22,539	21,354
Contract settlement	2,142	—	—	—	—
Impairment of intangible assets	3,609	—	—	—	—
Provision for (recovery of) doubtful accounts	2,201	2,850	1,048	(428)	615
Depreciation and amortization	2,511	2,191	1,493	1,400	1,239

Total operating expenses	29,429	29,999	26,210	23,511	23,208

Operating (loss) income	(26,760)	(6,745)	5,805	13,902	34,544
Other income (expense):
Interest income	14	229	304	544	344
Interest expense	(739)	(902)	(314)	(533)	(740)
Other, net	(274)	(2,768)	231	(389)	182

Total other income (expense)	(999)	(3,441)	221	(378)	(214)

	Year Ended January 31,
	2016	2015	2014	2013	2012
	(in thousands)
(Loss) income before income taxes	(27,759)	(10,186)	6,026	13,524	34,330
(Provision for) benefit from income taxes	(10,977)	994	(1,258)	3,527	(10,009)

Net (loss) income	$(38,736)	$(9,192)	$4,768	$17,051	$24,321

Net (loss) income per common share:
Basic	$(3.22)	$(0.74)	$0.37	$1.34	$2.13

Diluted	$(3.22)	$(0.74)	$0.36	$1.29	$2.02

Shares used in computing net income per common share:
Basic	12,041	12,479	12,763	12,715	11,432
Diluted	12,041	12,479	13,177	13,242	12,069
Balance Sheet Data (at period end):
Cash and short-term investments (including restricted cash)	$3,769	$5,359	$15,243	$15,951	$15,385
Seismic equipment lease pool and property and equipment, net	73,516	100,087	129,573	119,608	120,377
Total assets	134,759	179,611	205,419	190,407	198,229
Long-term debt, net of current maturities	17,266	23,137	22,125	4,238	12,784
Total liabilities	29,722	33,137	34,971	14,094	42,795
Total shareholders’ equity	105,037	146,474	170,448	176,313	155,434
Cash Flow Data:
Net cash provided by operating activities	15,047	25,205	21,215	44,257	35,958
Net cash used in investing activities	(10,269)	(31,242)	(37,207)	(34,697)	(57,312)
Net cash (used in) provided by financing activities	(5,638)	(5,434)	(16,809)	(9,875)	22,143
Other Financial Data:
EBITDA(1)	5,077	27,473	37,053	48,452	63,500
Adjusted EBITDA(1)	13,673	30,583	38,196	56,081	66,411

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to their most directly comparable financial measures calculated and presented in accordance with GAAP, please see “Prospectus Summary—Non-GAAP Financial Measures.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Peter H. Blum is the Non-Executive Chairman of our board of directors and is also the Co-Chief Executive Officer and Co-President of the underwriter. As described in more detail in “Underwriting,” the underwriter expects to receive underwriting discounts and commissions totaling approximately $                 in connection with this offering. Mr. Blum will receive no portion of these commissions and discounts.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The description of certain terms of the Series A Preferred Stock in this prospectus does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to, the relevant provisions of our amended and restated articles of incorporation (the “articles of incorporation”), the certificate of designation establishing the terms of our Series A Preferred Stock (the “certificate of designations”), our amended and restated bylaws (“bylaws”) and Texas law. Copies of our articles of incorporation, the certificate of designations and our bylaws are available from us upon request.

General

We are authorized under our articles of incorporation to issue up to 1,000,000 shares of preferred stock, par value $1.00 per share, in one or more classes or series and, subject to the limitations prescribed by our articles of incorporation and Texas law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as our board of directors may determine, without any vote or action by our shareholders. As of May 12, 2016, we had no shares of the Series A Preferred Stock issued and outstanding. In connection with this offering, our board of directors will designate shares of our authorized preferred stock with the rights set forth herein, consisting of 600,000 shares, as     % Series A Cumulative Preferred Stock, by adopting the certificate of designations. Assuming all of the shares of Series A Preferred Stock offered hereunder are issued, we will have available for issuance authorized but unissued shares of preferred stock. Our board of directors may, without the approval of holders of the Series A Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series A Preferred Stock or designate additional shares of the Series A Preferred Stock and authorize the issuance of such shares.

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock is American Stock Transfer & Trust Company, LLC. The principal business address for American Stock Transfer & Trust Company, LLC is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have filed an application to have our Series A Preferred Stock approved for listing on the NASDAQ Stock Market under the symbol “MINDP.”

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they are converted into our common stock in connection with a Change of Control as described below. We are not required to set aside funds to redeem the Series A Preferred Stock.

Ranking

The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

(1) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3) below;

(2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up;

(3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up (please see the section entitled “Voting Rights” below); and

(4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible to our common stock or preferred stock) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries.

Dividends

Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available to us for the payment of dividends, cumulative cash dividends at the rate of         % of the $25.00 per share liquidation preference per annum (equivalent to $         per annum per share). Dividends on the Series A Preferred Stock shall be payable quarterly on or about the last day of January, April, July and October of each year; provided that if any dividend payment date is not a business day, as defined in the certificate of designations, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the 15th day of January, April, July and October of each year, whether or not a business day, in which the applicable dividend payment date falls. As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. You should review the information appearing above under “Risk Factors—We may not be able to pay dividends on the Series A Preferred Stock” for information as to these and other circumstances under which we may be unable to pay dividends on the Series A Preferred Stock.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and preferred stock, including the Series A Preferred Stock will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, nor shall any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our common stock or preferred stock that we may issue ranking junior to or on a parity with the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our common stock or other capital stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our shareholders, subject to the preferential rights of the holders of any class or series of our capital stock that we may issue ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, shall not be deemed a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption or conversion to the extent described below).

Redemption

The Series A Preferred Stock is not redeemable by us prior to                     , 2021, except as described below under “—Special Optional Redemption.”

Optional Redemption. On and after                     , 2021, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption. Upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 nor more than 60 days’ notice, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Redemption Procedures. In the event we elect to redeem Series A Preferred Stock, the notice of redemption will be mailed or given to each holder of record of Series A Preferred Stock called for redemption at such holder’s address as it appear on our stock transfer records, not less than 30 nor more than 60 days prior to the redemption date, and will state the following:

•	the redemption date;

•	the number of shares of Series A Preferred Stock to be redeemed;

•	the redemption price;

•	the place or places where certificates (if any) for the Series A Preferred Stock are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;

•	whether such redemption is being made pursuant to the provisions described above under “—Optional Redemption” or “—Special Optional Redemption”;

•	if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and

•	if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series A Preferred Stock being so called for redemption will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and that each share of Series A Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the shares of Series A Preferred Stock are to be redeemed, the notice shall also specify the number of shares of Series A Preferred Stock to be redeemed.

Holders of Series A Preferred Stock to be redeemed shall surrender the Series A Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if we have irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series A Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accrue on those shares of Series A Preferred Stock, those shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accrue on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

In connection with any redemption of Series A Preferred Stock, we shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series A Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series A Preferred Stock to be redeemed.

Unless full cumulative dividends for all partial dividend periods on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and we shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchanging it for our capital stock ranking junior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

Subject to applicable law, we may purchase shares of Series A Preferred Stock in the open market, by tender or by private agreement. Any shares of Series A Preferred Stock that we acquire may be retired and reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock held by such holder as described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Series A Preferred Stock that are not called for redemption) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accrued and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series A Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and

•	, which we refer to as the “Share Cap,” subject to certain adjustments as described below.

Notwithstanding anything in the certificate of designations to the contrary, and except as otherwise required by law, the holders of record of shares of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend shall be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, we will make no allowance for unpaid dividends that are not in arrears on the shares of Series A Preferred Stock to be converted.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock to existing holders of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed                      shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) assuming all                      shares of Series A Preferred Stock being offered hereunder are issued (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control where our common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration that such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”). The Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration.”

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of our common stock upon the conversion of the Series A Preferred Stock in connection with a Change of Control. Instead, we will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided that we have not then exercised our right to redeem all shares of Series A Preferred Stock under the redemption provisions described above, we will provide to holders of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the Change of Control Conversion Date;

•	that if, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem all or any shares of Series A Preferred Stock, holders will not be able to convert the shares of Series A Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

•	the name and address of the paying agent, transfer agent and conversion agent for the Series A Preferred Stock;

•	the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and

•	the last date on which holders of Series A Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

Under such circumstances, we will also issue a press release containing such notice for publication on any of Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series A Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series A Preferred Stock held in book-entry form through a Depositary (as defined below) to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series A

Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by us, duly completed, to our transfer agent. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of shares of Series A Preferred Stock to be converted; and

•	that the Series A Preferred Stock is to be converted pursuant to the applicable provisions of the Series A Preferred Stock.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series A Preferred Stock.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if our common stock is not then listed for trading on a U.S. securities exchange.

Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

•	the number of withdrawn shares of Series A Preferred Stock;

•	if certificated Series A Preferred Stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

•	the number of shares of Series A Preferred Stock, if any, which remain subject to the holder’s conversion notice.

Notwithstanding the foregoing, if any shares of Series A Preferred Stock are held in book-entry form through the Depository Trust Company (“DTC”), or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock, as described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption,” in which case only the shares of Series A Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted. If we elect to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption,” as applicable.

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of our common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Stock into shares of our common stock or other property.

The Change of Control Conversion Right may make it more difficult for a third party to acquire us or discourage a party from acquiring us. See “Risk Factors—You may not be able to exercise conversion rights upon a Change of Control. If exercisable, the change of control conversion rights described in this prospectus supplement may not adequately compensate you. These change of control conversion rights may also make it more difficult for a party to acquire us or discourage a party from acquiring us.”

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into, or exchangeable for, any other securities or property.

Voting Rights

Holders of the Series A Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by law.

On each matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote. In instances described below where holders of Series A Preferred Stock vote with holders of any other class or series of our preferred stock as a single class on any matter, the Series A Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends) represented by their respective shares.

Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and with which the holders of Series A Preferred Stock are entitled to vote as a class with respect to the election of those two directors) and the holders of Series A Preferred Stock (voting separately as a class with all other classes or series of preferred stock that we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of those two directors) will be entitled to vote for the election of those two additional directors (the “preferred stock directors”) at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of those two preferred stock directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, in which case, such vote will be held at the earlier of the next annual or special meeting of shareholders), and at each subsequent annual meeting until all dividends accumulated on the Series A Preferred Stock for all past dividend periods have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In that case, the right of holders of the Series A Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, any directors elected by holders of the Series A Preferred Stock shall immediately resign and the number of directors constituting the board of directors shall be reduced accordingly. In no event shall the holders of Series A Preferred Stock be entitled under these voting rights to elect a director that would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of our capital stock is listed or quoted. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the Series A Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of such directors) under these voting rights exceed two.

If a special meeting is not called by us within 30 days after request from the holders of Series A Preferred Stock as described above, then the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock may designate a holder to call the meeting at our expense.

If, at any time when the voting rights conferred upon the Series A Preferred Stock are exercisable, any vacancy in the office of a preferred stock director shall occur, then such vacancy may be filled only by a written consent of the remaining preferred stock director, or if none remains in office, by vote of the holders of record of the outstanding Series A Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of the preferred stock directors. Any preferred stock director elected or appointed may be removed only by the affirmative vote of holders of the outstanding Series A Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which classes or series of preferred stock are entitled to vote as a class with the Series A Preferred Stock in the election of the preferred stock directors, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series A Preferred Stock and any such other classes or series of preferred stock, and may not be removed by the holders of the common stock.

So long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter, repeal or replace our articles of incorporation, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Preferred Stock of any right, preference, privilege or voting power of the Series A Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon an occurrence of an Event, we may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock; provided, further, that any increase in the amount of the authorized preferred stock, including the Series A Preferred Stock, or the creation or issuance of any additional Series A Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers; and provided, moreover, that if an Event set forth in (b) above affects materially and adversely any right, preference, privilege or voting power of the Series A Preferred Stock but not all of the series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable, the vote or consent that is required will be the vote or consent of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock and all such other similarly affected series, outstanding at the time (voting together as a class).

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Except as expressly stated in the certificate of designation or as may be required by applicable law, the Series A Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will use our best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series A Preferred Stock, as their names and addresses appear on our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holders of Series A Preferred Stock. We will use our best effort to mail (or otherwise provide) the information to the holders of the Series A Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which we would be required to file such periodic reports if we were a “non-accelerated filer” within the meaning of the Exchange Act.

No Preemptive Rights

No holders of the Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

Change of Control

Provisions in our articles of incorporation and bylaws may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the board of directors. See “Risk Factors—Provisions in our articles of incorporation and Texas law could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our shareholders to sell their shares for a premium.”

Book-Entry Procedures

DTC acts as securities depository for our outstanding common stock and will also act as securities depository for the Series A Preferred Stock offered hereunder. With respect to the Series A Preferred Stock offered hereunder, we will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series A Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the shares of Series A Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriter, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series A Preferred Stock within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Preferred Stock on DTC’s records. You will be considered to be the “beneficial owner” of the Series A Preferred Stock. Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as you, desires to take any action that a holder is entitled to take under our articles of incorporation (including the certificate of designations designating the Series A Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series A Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of Series A Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock will be made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series A Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations relevant to “U.S. Holders” and “non-U.S. Holders” (each as defined below) with respect to the acquisition, ownership, disposition and conversion of our Series A Preferred Stock and any common stock received in respect of our Series A Preferred Stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure holders that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, owning, disposing of, or converting our Series A Preferred Stock, or the common stock received upon conversion.

This discussion is limited to holders that will hold our Series A Preferred Stock and common stock received in respect thereof as “capital assets” (generally, property held for investment). This summary does not address any U.S. federal alternative minimum, estate or gift tax considerations, the Medicare tax on net investment income or the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, including, but not limited to:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and holders of interests therein;

•	persons deemed to sell our Series A Preferred Stock or common stock under the constructive sale provisions;

•	persons that hold our Series A Preferred Stock or common stock through the exercise of employee options or otherwise as compensation;

•	former citizens or long-term residents of the United States;

•	real estate investment trusts or regulated investment companies; and

•	persons that hold our Series A Preferred Stock or common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Series A Preferred Stock or common stock received in respect thereof, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. Partners in partnerships considering acquiring our Series A Preferred Stock are urged to consult their own tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of such stock and any common stock received in respect thereof.

EACH POTENTIAL INVESTOR IS URGED TO CONSULT WITH ITS OWN TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, DISPOSITION AND CONVERSION OF OUR SERIES A PREFERRED STOCK AND COMMON STOCK.

U.S. Holders

A “U.S. Holder” is a beneficial owner of our Series A Preferred Stock or common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) certain circumstances apply and the trust has validly elected to be treated as a United States person.

Distributions on Series A Preferred Stock and Common Stock

Cash distributions with respect to our Series A Preferred Stock and cash distributions with respect to our common stock generally will be characterized as dividend income when paid, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our Series A Preferred Stock or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such Series A Preferred Stock or common stock, as the case may be, which reduces such basis dollar-for-dollar, and thereafter as capital gain. Such gain will be long-term capital gain provided that the U.S. Holder has held such Series A Preferred Stock or common stock, as the case may be, for more than one year as of the time of the distribution. We do not believe we have accumulated earnings and profits. Additionally, we do not expect to have any current earnings and profits in 2016 and we may not have sufficient earnings and profits during future tax years for distributions on our Series A Preferred Stock or common stock to qualify as dividends for U.S. federal income tax purposes. To the extent a distribution (or a portion thereof) on our Series A Preferred Stock fails to qualify as a dividend, U.S. corporate holders would be unable to use the dividends-received deduction described below.

Dividends received by individual holders of our Series A Preferred Stock generally will be subject to a reduced rate of U.S. federal income tax if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual U.S. Holder elects to treat the dividends as “investment income,” which may be offset against investment interest expense. Furthermore, the rate reduction does not apply to dividends that are paid to individual holders of our Series A Preferred Stock where such stock is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A Preferred Stock becomes ex-dividend.

Distributions received by corporations will be treated as dividends for U.S. federal income tax purposes and generally will be eligible for the dividends-received deduction to the extent paid out of our current or accumulated earnings and profits. Generally, this deduction is allowed if the underlying stock is held for at least 46 days during the 91-day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends, the holding period is at least 91 days during the 181-

day period beginning on the date 90 days before the ex-dividend date of the stock. As described above, any distribution (or the portion of any distribution) that exceeds our current and accumulated earnings and profits will not be eligible for the dividends-received deduction.

In certain cases, a U.S. Holder may be treated as having received an “extraordinary dividend,” within the meaning of Section 1059 of the Code. U.S. Holders that are U.S. corporations that receive an “extraordinary dividend” in respect of our Series A Preferred Stock or common stock generally would be required to reduce their basis in our Series A Preferred Stock or common stock (but not below zero) by the portion of the dividend that is not taxed because of the dividends received deduction. To the extent the non-taxed portion of such dividend exceeds the corporate U.S. Holder’s stock basis, such U.S. Holder must treat such excess as gain from the sale or exchange of our Series A Preferred Stock or common stock for the taxable year in which such dividend is received. Non-corporate U.S. Holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of Series A Preferred Stock as long-term capital losses to the extent of dividends received by them that qualify for the reduced rate of tax.

Sale, Exchange, Redemption or Other Disposition

A U.S. Holder generally will recognize capital gain or loss on a sale, exchange, redemption (except as discussed below) or other disposition of our Series A Preferred Stock or our common stock equal to the difference between the amount realized upon the disposition (not including any proceeds attributable to declared and unpaid dividends, which will be taxable to U.S. Holders of record that have not previously included such dividends in income, as described above in “Distributions on Series A Preferred Stock and Common Stock”) and the U.S. Holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of non-corporate U.S. Holders generally are subject to a reduced rate of taxation. The deductibility of capital losses is subject to limitations. U.S. Holders are urged to consult their own tax advisors to determine the deductibility of capital losses, if any.

A payment made in redemption of our Series A Preferred Stock may be treated for U.S. federal income tax purposes as a distribution, rather than as payment pursuant to a sale or exchange of our Series A Preferred Stock, unless the redemption: (1) is “not essentially equivalent to a dividend” with respect to a U.S. Holder under Section 302(b)(1) of the Code; (2) is a “substantially disproportionate” redemption with respect to a U.S. Holder under Section 302(b)(2) of the Code; (3) results in a “complete redemption” of a U.S. Holder’s stock interest in the Company under Section 302(b)(3) of the Code; or (4) is a redemption of stock held by a non-corporate U.S. Holder which results in a “partial liquidation” of the Company under Section 302(b)(4) of the Code. In determining whether any of the tests described above has been met, a U.S. Holder must take into account not only shares of our Series A Preferred Stock and our common stock that the U.S. Holder actually owns, but also shares that the U.S. Holder constructively owns within the meaning of Section 318 of the Code.

Each U.S. Holder of our Series A Preferred Stock is urged to consult its own tax advisors to determine whether a payment made in redemption of our Series A Preferred Stock will be treated for U.S. federal income tax purposes as a distribution or as payment in exchange for such Series A Preferred Stock. If the redemption payment is treated as a distribution, the rules discussed above in “—Distributions on Series A Preferred Stock and Common Stock” will apply, and U.S. Holders are urged to consult their tax advisors regarding the consequences of the redemption, including consequences if we have no current and accumulated earnings and profits and effects on the adjusted tax basis in the U.S. Holder’s remaining Series A Preferred Stock. If the redemption is treated as occurring pursuant to a sale or exchange of our Series A Preferred Stock, the rules discussed in the first paragraph of this section, “Sale, Exchange, Redemption or Other Disposition,” will apply.

Conversion of Series A Preferred Stock upon a Change of Control

To the extent we have not exercised our election to redeem the Series A Preferred Stock, upon the occurrence of a Change of Control, a U.S. Holder of our Series A Preferred Stock will have the right to convert the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock. Please see “Description of the Series A Preferred Stock—Conversion Rights.”

A U.S. Holder generally will not recognize (i.e., take into account for U.S. federal income tax purposes) gain or loss upon the conversion of our Series A Preferred Stock, except to the extent of any cash or common stock received attributable to dividends in arrears, which will be treated as described above under in “—Distributions on Series A Preferred Stock and Common Stock.” The adjusted tax basis of common stock received on conversion (other than shares of common stock attributable to dividends in arrears), generally will equal the adjusted tax basis of our Series A Preferred Stock converted, and the holding period of such common stock received on conversion generally will include the period during which the U.S. Holder held its converted Series A Preferred Stock prior to conversion. A U.S. Holder’s adjusted tax basis in any shares of common stock received attributable to dividends in arrears will equal the fair market value of such common stock on the conversion date, and a U.S. Holder’s holding period for such shares shall begin on the day after receipt thereof.

Information Reporting and Backup Withholding

Information returns generally will be filed with the IRS pertaining to distributions we make with respect to our Series A Preferred Stock or our common stock and the proceeds received from the sale of our Series A Preferred Stock or our common stock. Certain U.S. Holders may be subject to backup withholding on the payment of dividends with respect to our Series A Preferred Stock or our common stock and to certain payments of proceeds on the sale, exchange, redemption or other disposition of our Series A Preferred Stock or our common stock unless such U.S. Holders furnish the applicable withholding agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding. Penalties apply for failure to furnish correct information and failure to include reportable payments in income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis. U.S. Holders are urged to consult their own tax advisors regarding the application of the backup withholding rules to their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

Non-U.S. Holders

The discussion in this section is addressed to holders of our Series A Preferred Stock and common stock received in respect thereof that are non-U.S. Holders. You are a non-U.S. Holder if you are a beneficial owner of Series A Preferred Stock or common stock that is an individual, corporation, estate or trust that is not a U.S. Holder.

Distributions on Series A Preferred Stock and Common Stock

In general, distributions with respect to our Series A Preferred Stock or our common stock will be subject to U.S. federal withholding tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. To the extent that the amount of a distribution with respect to our Series A Preferred Stock or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the non-U.S. Holder’s adjusted tax basis in such Series A Preferred Stock or common stock, as the case may be, which reduces such basis dollar-for-dollar, and thereafter as gain from the sale or exchange of our Series A Preferred Stock or common stock, the tax treatment of which is discussed below under “Sale, Exchange, Redemption or Other Disposition.” To receive the benefit of a reduced treaty rate, a non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. Distributions treated as dividends that are effectively connected with the conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Non-U.S. Holders will be required to comply with certain certification requirements (generally by providing an IRS Form W-8ECI) in order for effectively connected income to be exempt from withholding tax. A non-U.S. Holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) of its “effectively connected earnings and profits,” subject to certain adjustments.

Sale, Exchange, Redemption or Other Disposition

Subject to the discussions below regarding redemptions treated as dividends, backup withholding and FATCA, any gain realized by a non-U.S. Holder upon a sale, exchange or other disposition of our Series A Preferred Stock or our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by you in the United States;

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met; or

•	we are or have been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. Holder whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale, exchange or other disposition in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain. A non-U.S. Holder described in the second bullet point above will be subject to a 30% U.S. federal income tax (or lower applicable treaty rate) on the gain derived from the sale, exchange or other disposition, which may be offset by certain U.S.-source capital losses.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not (and do not expect to become) a USRPHC for U.S. federal income tax purposes. However, even if we are or were to become a USRPHC, gain or the sale of stock of a USRPHC that is “regularly traded on an established securities market” (within the meaning of the applicable Treasury regulations) will be subject to U.S. federal income tax only in the case of a non-U.S. Holder that owns (actually or by applying constructive ownership rules) more than 5% of the total fair market value of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded class of stock is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded stock will be subject to U.S. federal income tax only if, on any date on which such stock was acquired by the non-U.S. Holder, the non-regularly traded stock acquired by such non-U.S. Holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date.

We believe that our common stock currently is considered to be regularly traded on an established securities market. We expect that our Series A Preferred Stock also will be considered regularly traded on an established securities market if it becomes listed on the NASDAQ. However, we can provide no assurance regarding whether our Series A Preferred Stock will be treated as regularly traded on an established securities market or whether our common stock will continue to be so treated. Non-U.S. Holders that may own (or be treated as owning) more than 5% of our Series A Preferred Stock or common stock are encouraged to consult their tax advisors.

A payment made in redemption of our Series A Preferred Stock may be treated as a dividend (which may be treated as described above under “—Distributions on Series A Preferred Stock and Common Stock”), rather than as payment in exchange for our Series A Preferred Stock, in the same circumstances discussed above under “U.S. Holders—Sale, Exchange, Redemption or Other Disposition.” Each non-U.S. Holder is urged to consult its own tax advisor to determine whether a payment made in redemption of our Series A Preferred Stock will be treated as a dividend or as payment in exchange for our Series A Preferred Stock.

Conversion of Series A Preferred Stock upon a Change of Control

As described above in “U.S. Holders—Conversion of Series A Preferred Stock upon a Change of Control,” to the extent we have not exercised our election to redeem the Series A Preferred Stock, upon the occurrence of a Change of Control, a non-U.S. Holder of our Series A Preferred Stock will have the right to convert the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock. Please see “Description of the Series A Preferred Stock—Conversion Rights.”

A non-U.S. Holder generally will not recognize any gain or loss by reason of receiving common stock upon conversion of the Series A Preferred Stock, except to the extent of common stock received attributable to dividends in arrears, which will be treated as described above under “—Distributions on Series A Preferred Stock and Common Stock.”

Backup Withholding and Information Reporting

Distributions paid to non-U.S. Holders on shares of our Series A Preferred Stock and our common stock and the amount of tax withheld on such distributions must be reported annually to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will not be subject to backup withholding on dividends the holder receives on shares of our Series A Preferred Stock and our common stock if the holder provides the applicable withholding agent with proper certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) of the holder’s status as a non-U.S. person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Series A Preferred Stock or our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. Information reporting will apply, however, if a non-U.S. Holder sells shares of our Series A Preferred Stock or our common stock outside the United States through a U.S. broker or a foreign broker with certain U.S. connections. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. Holder to the IRS and also backup withhold on that amount unless the non-U.S. Holder provides appropriate certification to the broker (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) of the holder’s status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is properly furnished to the IRS on a timely basis.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Series A Preferred Stock or our common stock and on the gross proceeds from a disposition of our Series A Preferred Stock or our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The rules under FATCA are complex. Holders are encouraged to consult with their own tax advisor regarding the implications of FATCA on an investment in our Series A Preferred Stock and any common stock received in respect thereof.

INVESTORS CONSIDERING THE ACQUISITION OF OUR SERIES A PREFERRED STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

We are offering the Series A Preferred Stock described in this prospectus through Ladenburg Thalmann & Co. Inc. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us on a firm commitment basis, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the Series A Preferred Stock. We have been advised by the underwriter that it proposes to offer the Series A Preferred Stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $         per share.

The underwriting agreement provides that the underwriter’s obligation to purchase the Series A Preferred Stock is subject to conditions contained in the underwriting agreement. The underwriter is obligated to purchase and pay for all of the shares offered by this prospectus other than those covered by the over-allotment option, if any of these shares are purchased.

No action has been taken by us or the underwriter that would permit a public offering of the Series A Preferred Stock included in this offering in any jurisdiction where action for that purpose is required. None of the Series A Preferred Stock included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of the Series A Preferred Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy shares of Series A Preferred Stock in any jurisdiction where that would not be permitted or legal.

The underwriter has advised us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Underwriting Discount

The following table summarizes the underwriting discount we will pay to the underwriter.

	Per Share	Total without over-allotment	Total with over- allotment
Public offering price	$	$	$
Underwriting discount to be paid to the underwriter by us for the shares ( % of gross proceeds)

Proceeds, before expenses, to us(1)	$	$	$

(1)	We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $ .

The underwriter does not have any right of first refusal or any similar rights with respect to the provision of services to us in the future. Ladenburg Thalmann & Co. Inc. has performed investment banking services for us in the past, for which it has received customary fees and expenses. In addition, the co-Chief Executive Officer of Ladenburg Thalmann & Co. Inc. is the chairman of our board of directors. The underwriter and its affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business.

Over-Allotment Option

We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 90,000 shares at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares are purchased pursuant to the over-allotment option, the underwriter will offer these additional shares on the same terms as those on which the other shares are being offered hereby.

Lock-up Agreements

Our officers and directors have agreed with the underwriter to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Series A Preferred Stock or shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or Series A Preferred Stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for 90 days following the date of this prospectus, although we will be permitted to issue equity incentive awards to directors, officers, employees and consultants under our existing plans. The underwriter may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Transfer Agent and Registrar

The transfer agent and registrar for the Series A Preferred Stock will be American Stock Transfer & Trust Company, LLC.

Stabilization, Short Positions and Penalty Bids

To facilitate the offering, the underwriter may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Stock:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase from us in the offering, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member or other broker-dealer participating in the offering when the securities originally sold by that syndicate member or other broker-dealer are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of the Series A Preferred Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Stock Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter also may engage in passive market making transactions in the Series A Preferred Stock on the NASDAQ Stock Market in accordance with Regulation M during a period before the commencement of offers or sales of Series A Preferred Stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make with respect to any of these liabilities.

LEGAL MATTERS

The validity of our Series A Preferred Stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriter by Andrews Kurth LLP, New York, New York.

EXPERTS

The consolidated financial statements of Mitcham Industries, Inc. appearing in Mitcham Industries, Inc.’s Annual Report (Form 10-K) for the year ended January 31, 2016 have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the document listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until we close this offering:

•	our Annual Report on Form 10-K for the year ended January 31, 2016.

These reports contain important information about us, our financial condition and our results of operations.

All future documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this registration statement are terminated shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:

Mitcham Industries, Inc.

8141 SH 75 South

P.O. Box 1175

Huntsville, Texas 7734

(936) 291-2277

Attention: Chief Financial Officer

http://www.mitchamindustries.com

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$1,738
FINRA filing fee	3,088
Printing and engraving expenses	85,000
Fees and expenses of legal counsel	250,000
Accounting fees and expenses	30,000
NASDAQ listing fee	5,000
Miscellaneous	5,174

Total	$380,000

Item 14.	Indemnification of Directors and Officers

Under the Company’s articles of incorporation, the Company is required to indemnify its directors, officers, employees and agents and maintain liability insurance for those persons in accordance with the provisions of Chapter 8 of the Texas Business Organizations Code. Section 8.101 of the Texas Business Organizations Code provides that a corporation may indemnify a governing person, or delegate, who was, is or is threatened to be made a named defendant or respondent in a proceeding if it is determined that the person: (i) conducted himself in good faith; (ii) reasonably believed that (a) in the case of conduct in his official capacity that his conduct was in the corporation’s best interest and (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, if the person is found liable to the corporation, or if the person is found liable on the basis that he received an improper personal benefit, indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred by the person in connection with the proceedings and does not include a judgment, a penalty, a fine, and an excise or similar tax, and no indemnification will be available if the person is found liable for willful or intentional misconduct, breach of the person’s duty of loyalty, or an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. Under Texas law, indemnification by the corporation is mandatory if the person is wholly successful on the merits or otherwise, in the defense of the proceeding.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference

1.1†	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.’s Registration Statement on Form S-8, filed with the SEC on August 9, 2001.	333-67208	3.1

3.2	Third Amended and Restated Bylaws of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2010.	000-25142	3.1(i)

3.3†	Form of Certificate of Designations

5.1†	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

10.1*	Amended and Restated Employment Agreement, dated September 8, 2015, between Mitcham Industries, Inc. and Billy F. Mitcham, Jr.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 14, 2015.	000-25142	10.1

10.2*	Mitcham Industries, Inc. Amended and Restated Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 31, 2013.	000-25142	Appendix A

10.3*	Form of Nonqualified Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.3

10.4*	Form of Restricted Stock Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.4

10.5*	Form of Incentive Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.5

10.6*	Form of Restricted Stock Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.1

Exhibit number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference

10.7*	Form of Nonqualified Stock Option Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.2

10.8*	Form of Incentive Stock Option Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.4

10.9*	Form of Phantom Stock Award Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.5

10.10*	Form of Stock Appreciation Rights Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.6

10.11*	Form of Incentive Stock Option Agreement (2000 Stock Option Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.7

10.12*	Form of Nonqualified Stock Option Agreement (2000 Stock Option Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.8

10.13*	Summary of Non-Employee Director Compensation	Incorporated by reference to Mitcham Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2016, filed with the SEC on April 7, 2016.

10.14	Loan Agreement, dated August 31, 2012, between Mitcham Industries, Inc. and First Victoria National Bank	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 4, 2012.	000-25142	10.1

10.15	Credit Agreement dated August 2, 2013 among Mitcham Industries, Inc., the guarantors party thereto and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 5, 2013.	000-25142	10.1

10.16	Security and Pledge Agreement dated August 2, 2013 among Mitcham Industries, Inc. the guarantors party thereto and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 5, 2013.	000-25142	10.2

Exhibit number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference

10.17	First Amendment to Credit Agreement dated December 23, 2013 among Mitcham Industries, Inc., HSBC Bank USA, N.A., and the lenders party thereto	Incorporated by reference to Mitcham Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2013, filed with the SEC on April 3, 2014.	000-25142	10.19

10.18	Second Amendment to Credit Agreement dated July 17, 2014 among Mitcham Industries, Inc. and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2014, filed with the SEC on September 4, 2014.	000-25142	10.1

10.19	Third Amendment to Credit Agreement dated December 7, 2015 among Mitcham Industries, Inc. and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on December 10, 2015	000-25142	10.1

10.20	Facilities Agreement dated 15 August, 2014 between Seamap Pte Ltd as Company and Mitcham Industries, Inc. as Guarantor and The HongKong and Shanghai Banking Corporation Limited as Lender	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 27, 2014.	000-25142	10.1

10.21	Security Deed dated 15 August, 2014 between Seamap Pte Ltd as Chargor and The HongKong and Shanghai Banking Corporation Limited as Lender	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 27, 2014.	000-25142	10.2

12.1**	Ratio of Earnings to Combined Fixed Charges and Preference Dividends

21.1	Subsidiaries of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.’s Annual Report on Form 10-K, filed with the SEC on April 7, 2016.	000-25142	21.1

23.1†	Consent of Hein & Associates LLP

23.2†	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

24.1**	Powers of Attorney (included on signature page of this registration statement)

*	Management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.
**	Previously filed.
†	Filed herewith.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntsville, State of Texas, on May 13, 2016.

MITCHAM INDUSTRIES, INC.

By:	/s/ Robert P. Capps
Name:	Robert P. Capps
Title:	Co-Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert P. Capps	Director, Co-Chief Executive Officer and Chief Financial Officer	May 13, 2016
Robert P. Capps	(Co-Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

* Guy Malden	Co-Chief Executive Officer and Executive Vice President-Marine Systems (Co-Principal Executive Officer)	May 13, 2016

* Peter H. Blum	Director	May 13, 2016

* Randal Dean Lewis	Director	May 13, 2016

* Robert Albers	Director	May 13, 2016

* Thomas Glanville	Director	May 13, 2016

* Marcus Rowland	Director	May 13, 2016

*By:	/s/ Robert P. Capps
Robert P. Capps
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference

1.1†	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.’s Registration Statement on Form S-8, filed with the SEC on August 9, 2001.	333-67208	3.1

3.2	Third Amended and Restated Bylaws of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2010.	000-25142	3.1(i)

3.3†	Form of Certificate of Designations

5.1†	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

10.1*	Amended and Restated Employment Agreement, dated September 8, 2015, between Mitcham Industries, Inc. and Billy F. Mitcham, Jr.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 14, 2015.	000-25142	10.1

10.2*	Mitcham Industries, Inc. Amended and Restated Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 31, 2013.	000-25142	Appendix A

10.3*	Form of Nonqualified Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.3

10.4*	Form of Restricted Stock Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.4

10.5*	Form of Incentive Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.’s Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.5

10.6*	Form of Restricted Stock Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.1

Exhibit number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference

10.7*	Form of Nonqualified Stock Option Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.2

10.8*	Form of Incentive Stock Option Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.4

10.9*	Form of Phantom Stock Award Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.5

10.10*	Form of Stock Appreciation Rights Agreement (Stock Awards Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.6

10.11*	Form of Incentive Stock Option Agreement (2000 Stock Option Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.7

10.12*	Form of Nonqualified Stock Option Agreement (2000 Stock Option Plan)	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.8

10.13*	Summary of Non-Employee Director Compensation	Incorporated by reference to Mitcham Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2016, filed with the SEC on April 7, 2016.

10.14	Loan Agreement, dated August 31, 2012, between Mitcham Industries, Inc. and First Victoria National Bank	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on September 4, 2012.	000-25142	10.1

10.15	Credit Agreement dated August 2, 2013 among Mitcham Industries, Inc., the guarantors party thereto and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 5, 2013.	000-25142	10.1

10.16	Security and Pledge Agreement dated August 2, 2013 among Mitcham Industries, Inc. the guarantors party thereto and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 5, 2013.	000-25142	10.2

Exhibit number	Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference

10.17	First Amendment to Credit Agreement dated December 23, 2013 among Mitcham Industries, Inc., HSBC Bank USA, N.A., and the lenders party thereto	Incorporated by reference to Mitcham Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2013, filed with the SEC on April 3, 2014.	000-25142	10.19

10.18	Second Amendment to Credit Agreement dated July 17, 2014 among Mitcham Industries, Inc. and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2014, filed with the SEC on September 4, 2014.	000-25142	10.1

10.19	Third Amendment to Credit Agreement dated December 7, 2015 among Mitcham Industries, Inc. and HSBC Bank USA, N.A.	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on December 10, 2015	000-25142	10.1

10.20	Facilities Agreement dated 15 August, 2014 between Seamap Pte Ltd as Company and Mitcham Industries, Inc. as Guarantor and The HongKong and Shanghai Banking Corporation Limited as Lender	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 27, 2014.	000-25142	10.1

10.21	Security Deed dated 15 August, 2014 between Seamap Pte Ltd as Chargor and The HongKong and Shanghai Banking Corporation Limited as Lender	Incorporated by reference to Mitcham Industries, Inc.’s Current Report on Form 8-K, filed with the SEC on August 27, 2014.	000-25142	10.2

12.1**	Ratio of Earnings to Combined Fixed Charges and Preference Dividends

21.1	Subsidiaries of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.’s Annual Report on Form 10-K, filed with the SEC on April 7, 2016.	000-25142	21.1

23.1†	Consent of Hein & Associates LLP

23.2†	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

24.1**	Powers of Attorney (included on signature page of this registration statement)

*	Management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.
**	Previously filed.
†	Filed herewith.